Exhibit 10.5

PARKWAY PROPERTIES, INC.
2001 NON-EMPLOYEE DIRECTORS EQUITY COMPENSATION PLAN
as Amended and Restated Effective May 5, 2005

1.   Introduction

Parkway Properties, Inc., (the "Company") established the Parkway Properties, Inc. 1997 Non-Employee Directors' Stock Ownership Plan (the "1997 Plan") to provide for an annual award of Shares of common stock of Parkway Properties, Inc., to the members of the Company's Board of Directors who are Non-Employee Directors. The 1997 Plan replaced the Company's former policy of paying a monthly cash retainer to those directors, which policy the Company discontinued as of June 30, 1997.

The Company established the Parkway Properties, Inc. 2001 Directors Stock Option Plan (the "2001 Plan" or the "Plan") upon the expiration of the 1991 Directors' Stock Option Plan. Like the 1991 Directors' Stock Option Plan, the 2001 Plan provides for annual option grants to Non-Employee Directors and for an option grant when an individual first becomes a Non-Employee Director.

In 2004, the Company merged the 1997 Plan into the 2001 Plan and amended and restated the 2001 Plan and changed the name of the 2001 Plan to the Parkway Properties, Inc. 2001 Non-Employee Directors Equity Compensation Plan. In 2005, the Company further amended and restated the Parkway Properties, Inc. 2001 Non-Employee Directors Equity Compensation Plan.

By the adoption of this document, the Company again restates the Plan and amends it to conform to the requirements of section 409A of the Internal Revenue Code for a nonqualified deferred compensation plan.

2.   Purpose

The purpose of the Plan as amended and restated is to secure for the Company and its shareholders the benefit of the incentive inherent in increased Share ownership by directors of the Company and to strengthen the Company's ability to attract and retain the services of experienced and knowledgeable directors.

3.   Definitions

As used in this Plan:

(a)   "Board of Directors" or "Board" shall mean the Board of Directors of the Company.

(b)   "Committee" means the Compensation Committee of the Board of Directors or such other committee of the Board that the Board has appointed to administer the Plan.

(c)   "Deferred Share Unit" or "Unit" shall mean a bookkeeping entry used by the Company to record and account for an award that is the economic equivalent of a Share, until the award is paid.

(d)   "Fair Market Value" of a Share on any date means (i), if the Shares are traded in the over-the-counter market, the mean between the closing bid and asked prices of a Share quoted on that date, or, if no prices are so quoted on that date, on the next preceding date on which such prices are so quoted or (ii), if the Shares are traded on a national securities exchange, the closing price of a Share as reported on such exchange or under any composite transaction report of such exchange on that date, or, if no prices are so reported on that date, on the next preceding date on which such prices are so reported.

(e)   "Internal Revenue Code" or "Code" means the Internal Revenue Code of 1986, as amended

(f)   "Option" means an option granted pursuant to the Plan to purchase Shares.

(g)   "Non-Employee Director" means a director of the Company who is not an employee of the Company.

(h)   "Share Award" means an award of Shares made pursuant to Section 6, 7(a), or 7(b).

(i)   "Shares" means shares of common stock, $0.001 par value, of the Company.

4.   Administration

The Committee shall administer the Plan. The Committee shall have all the powers vested in it by the terms of the Plan. The Committee shall be authorized to interpret the Plan and the Options granted under the Plan, to establish, amend, and rescind rules relating to the Plan, and to make any determinations it believes necessary or advisable for the administration of the Plan. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Option in the manner and to the extent the Committee deems desirable. Any decision of the Committee in the administration of the Plan shall be in its sole discretion and conclusive. The Committee may act only by a majority of its members in office, except that the members of the Committee may authorize any one or more of their number or any officer of the Company to execute and deliver documents on behalf of the Committee.

5.   Shares Available

A total of 300,000 Shares of the Company shall be available for award and Option grant under the Plan. The aggregate number of Shares that may be awarded and purchased pursuant to Options shall not exceed the available number of Shares. Upon the expiration or termination in whole or in part of any unexercised Option, the Shares subject to the Option shall again be available for grant under the Plan. The award of a Deferred Share Unit shall be treated as a Share Award for purposes of this Section 5.

6. <u>Initial Share Award</u>

The Company shall automatically award 600 Shares to each individual who is first elected or appointed a Non-Employee Director on or after the date of the 2005 annual meeting of the Company. The Company shall issue such Shares on the fifth business day following the effective date of the election or appointment.

7. <u>Annual Retainer Share Award</u>.

(a) Each year, as of the date of the annual meeting of the Company, the Company shall automatically award 600 Shares of the Company to each Non-Employee Director who has been elected or reelected as a member of the Board of Directors as of the adjournment of the annual meeting. The number of Shares awarded was 300 for annual meeting dates in the years 1997 through 2003 and 500 for the year 2004. The Company shall issue the Shares awarded under this Section 7(a) as of the annual meeting date.

(b) If a Non-Employee Director is elected or appointed to the Board of Directors other than at an annual meeting of the Company and has not received a Share award pursuant to Section 7(a) during the twelve months preceding election or appointment, the Company shall automatically award to the Non-Employee Director a number of Shares that is equal to 600 multiplied by a fraction, the numerator of which is the remainder of 365 minus the number of days between the adjournment of the last annual meeting and the effective date of the appointment or election, and the denominator of which is 365; if a fraction results, the product shall be rounded up to the next whole number. For appointments or elections after the 1997 annual meeting and before the 2004 annual meeting, the number of Shares awarded was 300 multiplied by the fraction described in the preceding sentence. For appointments or elections after the 2004 annual meeting and before the 2005 annual meeting, the number of Shares awarded was 500 multiplied by the fraction described in the preceding sentence. The Company shall issue the Shares awarded under this Section 7(b) on the fifth business day following the effective date of the election or appointment.

8. <u>Election of Deferred Share Units</u>.

(a) At the discretion of the Committee, a Non-Employee Director may elect that the Company award Deferred Share Units rather than issue Shares pursuant to a Share Award under Section 6, 7(a), or 7(b).

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(1)   The Non-Employee Director's election of Deferred Share Units shall be in writing and irrevocable and made at such times as the Committee shall establish. The Committee shall establish procedures for the form and timing of a Non-Employee Director's election of Deferred Share Units, and all elections shall conform to the Committee's procedures. The Committee's procedures shall conform to the requirements of section 409A of the Internal Revenue Code for the deferral (until payment) of the inclusion of compensation in gross income. Upon an election of Deferred Share Units, the Non-Employee Director shall have no further interest in the Shares that would have been issued pursuant to the Share Award.

(2)   The Company shall award one Deferred Share Unit to the Non-Employee Director for each Share that would have been issued, and credit such Deferred Share Units to a bookkeeping account maintained for the Non-Employee Director under the Plan.

(b)   The award of Deferred Share Units shall be evidenced by an agreement signed on behalf of the Company and by the Non-Employee Director. The Deferred Share Units agreement shall set forth such terms as the Committee shall determine and as are consistent with the provisions of the Plan, including the following:

(1)   A Deferred Share Unit shall carry with it no voting or other rights associated with Share ownership.

(2)   Notwithstanding Section 8(b)(1), the Committee shall provide that the Non-Employee Director's account shall be credited with an amount equivalent to the amount of dividends that would be payable with respect to a number of Shares equal to the number of Deferred Share Units credited to the account.

(3)   The Committee may provide for the crediting of interest on any dividend equivalents credited to the Non-Employee Director's account or may provide that the dividend equivalent credit be adjusted for hypothetical investment experience in such manner as the Committee may determine.

(c)   Payment of the Deferred Share Units and other amounts credited to a Non-Employee Director's account shall be made at such time or times as the Committee may establish. The Committee may but need not provide that a Non-Employee Director may elect to defer payment until such time or times as the Committee may allow. The Committee may provide for payments in lump sums or installments or both. The Committee shall establish procedures for its establishment of the time of payment and for the form and timing of a Non-Employee Director's deferral and payment elections. All elections shall conform to the Committee's procedures. The Committee's procedures shall conform to the requirements of section 409A of the Internal Revenue Code for the deferral (until payment) of the inclusion of compensation in gross income.

The Committee may, in its discretion, change the procedures for elections, change the time to which payment may be deferred, and change the availability of lump sum or installment payments. The Committee may provide that such changes shall apply to Deferred Share Units and other amounts already credited to a Non-Employee Director's account, with respect to which the Non-Employee Director may have already made deferral and payment elections, but only to the extent such changes would not cause the Plan to fail to conform to the requirements of section 409A of the Code for the deferral (until payment) of the inclusion of compensation in gross income.

Payment of Deferred Share Units shall be made in the form of Shares, one Share for each Unit. Payment of any dividend equivalents (as adjusted) shall be made in cash.

(d)   (1)   The Company shall not establish any special fund with respect to a Non-Employee Director's account. Any credit entries made to a Non-Employee Director's account shall constitute a mere promise by the Company to make payments to the Non-Employee Director, subject to and in accordance with the Plan, from the general assets of the Company, when the payments become due.

(2)   To the extent that any person acquires a right to receive payments from the Company under this Plan, such right shall be no greater than the right of any unsecured general creditor of the Company.

(3)   The Company has established a trust of which the Company is treated as the owner under Subpart E of Subchapter J, Chapter 1 of the Internal Revenue Code of 1986, as amended. The trust is dedicated to the payment of benefits owed by the Company under its plans of deferred compensation, provided, however, that the assets held in trust are subject to the claims of creditors in the case of the insolvency of the Company. The Company shall not be obliged to fund the trust with respect to this Plan, but may, in the discretion of the Board, issue Shares to the trustee of such trust or deposit other assets in the trust, in connection with its obligations under this Plan.

9.   Grant of Options

The Board of Directors may direct, in its discretion, from time to time, that the Company grant nonqualified stock options to Non-Employee Directors to purchase Shares under the Plan. The Board shall designate the Non-Employee Directors to whom Options are to be granted and shall determine when Options are to be granted and the number of Shares subject to each Option.

Under the Plan as in effect before May 6, 2004, the Company automatically granted to each person who was first elected or appointed a Non-Employee Director on or after the date of the 2001 annual meeting of the Company and before the date of the 2004 annual meeting, a non-qualified stock Option to purchase 7,500 Shares. In addition, as of the date of each annual meeting in the years 2001 through 2003, the Company automatically granted to each Non-Employee Director reelected at such meeting a non-qualified stock Option to purchase 3,000 Shares.

10.   Terms of Options

Each Option granted under the Plan to a Non-Employee Director shall be evidenced by an agreement executed on behalf of the Company and by the holder of the Option, including the following terms and conditions:

(a)　　The purchase price of each Share subject to an Option granted to a Non-Employee Director shall equal the Fair Market Value of a Share on the date the Option is granted.

(b)　　An Option granted to a Non-Employee Director shall be exercisable in full six months from the date it is granted and, to the extent not already exercised, shall expire upon the earliest to occur of (i) the date that is six months after the termination of the Non-Employee Director's service as a Non-Employee Director other than by reason of death; (ii) the date that is one year after the death of a Non-Employee Director while in office; or (iii) the date that is ten years after the date of the grant of the Option.

(c)　　An Option shall require that the optionee represent at the time of each exercise of the Option that the Shares purchased are being acquired for investment and not with a view to distribution.

(d)　　The purchase price of the Shares with respect to which an Option is exercised shall be payable in full on the date the Option is exercised, in cash or in Shares (by surrender or attestation to ownership, and provided the Optionholder owned the Shares for at least six months or did not acquire them from the Company) or in a combination of cash and Shares. The value of a Share used in payment of the purchase price shall be its Fair Market Value on the date the Option is exercised. The Committee may provide that payment of the purchase price may be made by delivery of a properly executed exercise notice together with irrevocable instructions to a broker to deliver promptly to the Company the appropriate amount of sale or loan proceeds, subject to applicable law and regulation and any conditions the Committee may impose, and may establish other methods for payment of the purchase price.

(e)　　An Option shall not be assignable or transferable by the optionee except by will or the laws of descent and distribution and shall be exercisable, during the optionee's lifetime, only by him or her.

11.　　　Recapitalization or Reorganization

The existence of the Plan, the award of Shares, and the grant of Deferred Share Units and Options under the Plan shall not affect the right or power of the Board or the shareholders of the Company to make or authorize the adjustment, recapitalization, reorganization, or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of bonds, debentures, preferred or prior preference stocks ahead of or affecting Shares or the rights of Shares, the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding.

If, and whenever, the Company shall effect a subdivision or consolidation of Shares or the payment of a Share dividend on Shares without receipt of consideration by the Company,

(a) the number of Shares available under Section 5 for future awards and grants, the number of Shares to be included in a future Share Award under Section 6 or 7, and the number of Shares subject to an outstanding Deferred Share Unit shall be proportionately adjusted for any increase or decrease in the number of outstanding Shares; and (b), in the case of an unexpired and unexercised Option, the number of Shares subject to the Option (i) in the event of an increase in the number of outstanding Shares shall be proportionately increased and the purchase price per Share shall be proportionately reduced, and (ii) in the event of a reduction in the number of outstanding Shares shall be proportionately reduced and the purchase price per Share shall be proportionately increased.

If the Company shall effect a recapitalization or other change in its capital structure, the number of Shares available under Section 5 for future awards and grants, the number of Shares to be included in a future Share Award under Section 6 or 7, and the number of Shares subject to an outstanding Deferred Share Unit shall be adjusted accordingly, and the number of Shares subject to an outstanding Option grant shall be the number and class of Shares to which the holder would have been entitled pursuant to the terms of such recapitalization if, immediately prior to such recapitalization, the holder had been the holder of record of the number of Shares subject to the grant.

If the Company is merged or consolidated with a corporation, the Committee shall make appropriate adjustments to outstanding Deferred Share Units and Option grants to give effect to the merger or consolidation on an equitable basis in terms of issuance of shares of the corporation surviving the merger or the consolidated corporation.

Except as expressly provided in this Section, the issuance by the Company of shares of any class or securities convertible into shares of any class, for cash, property, labor or services, upon direct sale, upon the exercise of rights or warrants, or upon the conversion of shares or obligations of the Company convertible into such shares or other securities, and in any case whether or not for fair value, shall not affect, and no adjustment shall be made with respect to, the number of Shares subject to Deferred Share Units and Options previously granted or the purchase price per Share.

12.   Amendment

The Board of Directors may amend the Plan at any time and may amend Deferred Share Units and Options granted under the Plan in any respect at any time, provided, however, that without the approval of the shareholders of the Company the Board may not (a) except as provided in Section 11, increase the maximum number of Shares that may be issued under the Plan or decrease the minimum purchase price of Shares subject to an Option; (b) extend the term of the Plan; or (c) change the classes of directors to whom Share Awards may be made and Options may be granted under the Plan. No amendment of the Plan shall adversely affect any right under any Share Award to which a Non-Employee Director has previously become entitled, and no amendment of the Plan, a Deferred Share Unit, or an Option shall adversely affect any right of any holder of a Deferred Share Unit or Option already granted without such holder's written consent.

13.　　　　　　Termination of Plan

The Board of Directors may terminate the Plan at any time with respect to any Shares that have not yet been awarded and are not then subject to Deferred Share Units or Options. Unless terminated earlier by the Board of Directors, the Plan shall terminate on May 14, 2011.

14.　　　　　　Restrictions on Issuance of Shares; Rights as Shareholders

Should the Board of Directors determine that the listing, registration, or qualification of Shares upon any securities exchange or under any state or federal law or the consent or approval of any governmental regulatory body is necessary or desirable as a condition to or in connection with the issuance or delivery of Shares upon the award of Shares, the payment of a Deferred Share Unit, or the exercise of an Option under the Plan, no such Shares shall be issued or delivered unless such listing, registration, qualification, consent, or approval has been effected or obtained free of any conditions not acceptable to the Board of Directors.

The certificates representing Shares issued by the Company upon the award of Shares, the payment of a Deferred Share Unit, or the exercise of an Option under the Plan may bear a legend describing any restrictions on resale of such Shares under applicable securities laws, and stop transfer orders with respect to such certificates may be entered on the Company's stock transfer records.

A Non-Employee Director shall have no rights as a shareholder of the Company with respect to any Shares to be issued in connection with a Share Award, the payment of a Deferred Share Unit, or the exercise of an Option until the date of issuance of the certificate for such Shares. No adjustment shall be made for dividends or other rights for which the record date precedes the date the certificate is issued.

15.　　　　　　No Alienation.

Except to the extent required by law, the right of a Non-Employee Director or beneficiary to payment under this Plan shall not be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment, or garnishment by creditors of the Non-Employee Director or beneficiary.

16.　　　　　　Construction

The Plan shall be construed in accordance with the laws of the State of Maryland.

17.　　　　　　Satisfaction of Tax Liabilities

Whenever under the Plan Shares are to be issued or delivered upon the award of Shares, the payment of a Deferred Share Unit, or the exercise of Options, the Company shall have a right to require the awardee or holder to remit to the Company an amount sufficient to satisfy federal, state, and local withholding tax requirements, if any, before the issuance or delivery of any certificate for such Shares. In the awardee's or holder's discretion, such requirements shall be satisfied through the retention of Shares otherwise issuable or by the delivery of Shares to the Company by the awardee or holder (by surrender or attestation to ownership), under such terms as the Committee finds appropriate. The value of a Share used to satisfy withholding requirements shall be its Fair Market Value on the date the withholding obligation is calculated. The Committee may also provide that provision for the tax withholding obligation may be made, in connection with the exercise of an Option, in any manner provided pursuant to Section 10(d) for the payment of the purchase price.

18.   Effective Date and Approval of Shareholders

This Plan was originally adopted on May 15, 2001, and was approved by the Company's shareholders at the 2002 annual meeting. The Board of Directors amended and restated the Plan and merged the Parkway Properties, Inc., 1997 Non-Employee Directors' Stock Ownership Plan into this Plan, all effective May 6, 2004. The Board of Directors amended and restated the Plan effective May 5, 2005, with the approval of the Company's shareholders at the 2005 annual meeting of the Company's shareholders. On November 3, 2006, the Board of Directors has further amended and restated the Plan to read as provided above, effective May 1, 2005, with the exception of Section 8, which is effective January 1, 2005, as an amendment to the Plan as then in effect.

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